(212) 318-6054

vadimavdeychik@paulhastings.com

September 26, 2016

Ms. Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli NextShares Trust (the “Trust”)

File Numbers: 333-211881; 811-23160

Dear Ms. Skeens:

This letter responds to your comments communicated to the undersigned with respect to the registration statement on Form N-1A for the Trust, filed on June 6, 2016, under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”) with the Securities and Exchange Commission (the “Commission”). The registration statement registers the following five series of the Trust: Gabelli ESG NextShares (“ESG Fund”); Gabelli All Cap NextShares (“All Cap Fund”); Gabelli Equity Income NextShares (“Equity Income Fund”); Gabelli Small and Mid Cap Value NextShares (“Small and Mid Cap Value Fund”); and Gabelli Media Mogul NextShares (“Media Mogul Fund”) (each, a “Fund” and collectively, the “Funds”).

The Trust’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meanings as in the registration statement, unless otherwise indicated.

General

Comment 1: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Comment acknowledged.

Comment 2: Please confirm to the staff that the disclosure in this registration statement is consistent with the Trust’s exemptive notice and order, permitting the Trust to operate as an Exchange Traded Managed Fund (“ETMF”).

Response: Confirmed.

Comment 3: Please supplementally inform the staff as to whether the Trust has submitted, or intends to submit, any no-action request in connection with the registration of the ETMF shares (“Shares”).

Response: On March 30, 2015, the Trust submitted an exemptive application (“Exemptive Application). The Exemptive Application sought exemptions from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and rule 22c-1 under the 1940 Act, for exemptions from section 17(a) of the 1940 Act, and for exemptions from sections 12(d)(1)(A) and (B) of the 1940 Act. On May 19, 2015, the exemptive relief was granted.1 In addition, the Trust intends to submit additional exemptive and/or no-action relief as may be necessary for the launch and operation of the Trust.

Comment 4: Given that the Shares will be listed and traded on a national securities exchange, please confirm to the staff that all relevant applications have been approved by the applicable exchange.

Response: The Trust respectfully submits that it plans to obtain all relevant exchange approvals prior to listing of the Shares on a national securities exchange.

Comment 5: Please review and revise the registration statement where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). This applies, in particular, to the discussions of each Fund’s Principal Investment Strategies and Principal Risks sections in the prospectus.

Response: The Trust acknowledges the comment and will make any necessary revisions.

Comment 6: We note that the 80% policy required by Rule 35d-1 under the 1940 Act is described differently throughout the prospectus. (For example, it is described as “80% of assets” in the ESG Fund and All Cap Fund, as “80% of net assets” in the Equity Income Fund, and as “80% of total assets” in the Small and Mid Cap Value and Media Mogul Funds.) Please revise the policy for each Fund to state “80% of net assets plus borrowing for investment purposes.”

Response: The Trust confirms that it has made the requested change.

Prospectus

Comment 7: Cover Page: Please provide updated ticker symbols on EDGAR for all Funds described in this prospectus.

Response: Once available, updated ticker symbols will be provided on EDGAR for all Funds.

_________________________

1 Investment Company Act of 1940, Release No. 31608 (May 19, 2015).

Fee Table/Expense Example (All Funds)

Comment 8: Please confirm supplementally that the fee waiver referenced in footnote 2 to the fee table is contractual and will be effective for a period of at least twelve months following the effective date of this registration statement. Otherwise, please delete footnote 2 as it is neither required nor permitted by Item 3 of Form N-1A.

Response: The Trust confirms that the fee waiver referenced in footnote 2 to the fee table is contractual and will be effective for a period of at least twelve months following the effective date of this registration statement.

Comment 9: In footnote 2 to the fee table, please note that fee waiver amounts may only be recouped within three years from the date that an amount is waived/reimbursed. In addition, please clarify that the fee waiver recapture is limited to an amount that will result in an expense ratio that is the lesser of: 1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or 2) the expense limit in effect at the time of recapture as supported by published accounting guidance. See 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73). Please confirm that the Registrant’s fee waiver and expense limitation agreements are consistent with this guidance. Please also confirm that the fee waiver and expense limitation agreements will be filed as exhibits to the registration statement.

Response: The language in footnote 2 to the fee table has been clarified in accordance with the above comment. Further, the Trust confirms that the fee waiver and expense limitation agreements are consistent with the applicable guidance, and that such agreements will be filed as exhibits along with a subsequent amendment to the Trust’s registration statement.

Comment 10: Please disclose in the introduction to the “Expense Examples” whether or not the expense example reflects the effects of the fee waiver and, if so, for what period of time.

Response: The above referenced disclosure will be revised to reflect that the expense example, with respect to each Fund, takes into account the effect and duration of the expense limitation.

Principal Strategies (All Funds)

The Principal Investment Strategies disclosure for the Funds is confusing for a number of reasons including, but not limited to, those set forth below. Please revise this disclosure with respect to each of the Funds (and, in particular, with respect to the Media Mogul Fund) in order to ensure clarity and consistency.

Comment 11: Several Funds include principal risk disclosure for investments that are not discussed in the Principal Investment Strategies section. (See, e.g., the inclusion of “Foreign Securities Risk” for the Equity Income Fund and Small and Mid Cap Value Fund; and the inclusion of “Merger Arbitrage Risk” for the Small and Mid Cap Value Fund.) Further examples of similar inconsistent disclosure are included below, but this comment is not limited to such examples. Please review the summary strategy and risk disclosure for each of these Funds in order to ensure that they correspond to each other.

Response: The Trust acknowledges the comment and will make any necessary revisions.

Comment 12: ESG Fund

a.	Please describe in greater detail the types of foreign securities in which the Fund expects to invest. This comment also applies to the strategy disclosure for the All Cap Fund.

Response: The Trust respectfully submits that the ESG Fund does not currently anticipate investing in foreign securities as part of its principal investment strategy and has made corresponding revisions to the ESG Fund’s Principal Investment Strategies section.

The Trust respectfully submits that the All Cap Fund anticipates investing in common and preferred securities of foreign issuers as part of its principal investment strategy and as a result, the Trust has revised the second sentence in the first paragraph in the All Cap Fund’s Principal Investment Strategies section to read: “The Fund may also invest in common and preferred securities of foreign issuers.”

b.	In the last sentence of the first paragraph of this Fund’s Principal Investment Strategies section, please clarify what is meant by the term “informed industrialist.”

Response: The Trust respectfully submits that it has deleted the term “informed industrialist” and has replaced it with “informed investor.”

c.	With respect to the discussion of “socially responsible criteria,” please explain in plain English the criteria used by the Adviser to identify socially responsible companies (e.g., by reference to an index, third-party rating, a screen and the factors the screen uses, etc.). Please also describe what is meant by “holistic analysis.”

Response: The Trust respectfully submits that the current disclosure adequately describes the criteria used by the Adviser to identify socially responsible companies. For example, the disclosure under “Socially Responsible Criteria” states that the Adviser employs a social screening overlay process that meets the Fund’s social responsibility guidelines. Pursuant to these guidelines, the Fund will refrain from investing in certain types of companies (e.g., companies that derive more than 5% of their revenues from tobacco–related products). The relevant disclosure further states that once the Adviser has screened out companies that do not satisfy the social responsibility guidelines, it will then consider for investment, securities of companies that the Adviser believes are trading at a material discount to their private market value. As a result, the Trust believes that the current disclosure adequately describes, in plain English, the Fund’s methodology for identifying socially responsible companies.

The Trust respectfully submits that it views “holistic analysis” of a company as an analysis that takes into consideration all parts of a particular company that is considered for investment by the Fund.

d.	Please clarify what is meant by the phrase “MSCI’s ESG ratings.” If this refers to a specific securities market index, please so state.

Response: The Trust respectfully submits that the reference to “MSCI’s ESG ratings” has been deleted.

Comment 13: All Cap Fund

a.	Please clarify that the Fund will invest at least 80% of its net assets plus borrowings for investment purposes in companies of all capitalization ranges.

Response: The Trust confirms that the Fund will invest at least 80% of its net assets plus borrowings for investment purposes in companies of all capitalization ranges.

b.	In the third paragraph, the prospectus states that “Holders of equity securities only have rights to value in the company only after all issuer debts have been paid and they could lose their entire investment in a company that encounters financial difficulty.” Given that all the Funds invest in equity securities, please explain why this disclosure is appropriate only for this Fund.

Response: The Trust respectfully submits that the above referenced language has been deleted from the Fund’s Principal Investment Strategies section disclosure.

Comment 14: Equity Income Fund

a.	If, as stated in the principal risk disclosure, this Fund expects to invest in “value” stocks, please state this more clearly in the strategy discussion. Please also include a plain English description of “value” strategy. This comment also applies to similar disclosure in the Small and Mid Cap Value Fund’s Principal Investment Strategies section.

Response: The Trust respectfully submits that it has added the following language as the last sentence in the first paragraph under the Principal Investment Strategies section: “And in addition, the Adviser’s investment philosophy with respect to equity securities is to identify assets that are selling in the public market at a discount to their private market value (“PMV”). The Adviser defines PMV as the value informed purchasers are willing to pay to acquire assets with similar characteristics.”

Furthermore, with respect to the Small and Mid Cap Value Fund, the Trust respectfully submits that the following disclosure already exists in the Principal Investment Strategies section and the Trust believes that this language adequately describes the “value” strategy: “The Adviser’s investment philosophy with respect to equity securities is to identify assets that are selling in the public market at a discount to their private market value (“PMV”). The Adviser defines PMV as the value informed purchasers are willing to pay to acquire assets with similar characteristics.”

b.	In the second paragraph, third bullet, please explain in plain English what is meant by the term “value catalyst.”

Response: The Trust respectfully submits that the current disclosure adequately describes what is meant by “value catalyst.” Specifically, the disclosure states that industry developments, regulatory changes, changes in management, sale or spin-off of a division, or the development of a profitable new business may represent a value catalyst.

c.	In the third paragraph of this section, please explain more clearly the meaning of the last three sentences beginning, “If a company’s performance has been poor enough...” Specifically, please explain, in plain English, why an issuer’s poor performance might result in opportunities for capital appreciation.

Response: The Trust respectfully submits that the current disclosure clearly describes the meaning of the last three sentences and furthermore, clearly explains why an issuer’s poor performance might result in opportunities for capital appreciation. Specifically, the disclosure, in relevant part, states that: “If a company’s performance has been poor enough, its preferred stock will trade more like common stock than like a fixed income security and may result in above average appreciation if performance improves.” Furthermore, the disclosure explains that an issuer’s poor performance might result in opportunities for capital appreciation if the price of the common stock recovers. Aside from removing references to convertible securities, the Trust believes that no further revisions are necessary.

Comment 15: Small and Mid Cap Value Fund. With respect to the last sentence in the first paragraph of the Principal Investment Strategies section, please explain more clearly what types of factors the Adviser considers to be “catalysts.”

Response: The Trust has revised the last sentence in the first paragraph to read: “Finally, the Adviser looks for a catalyst, something indigenous to the company, its industry or country that will surface additional value, including, but not limited to, industry developments, regulatory changes, changes in management, sale or spin-off of a division, or the development of a profitable new business.”

Comment 16: Media Mogul Fund

a.	The Principal Investment Strategies section states that “[u]nder normal market conditions, the Fund invests at least 80% of its total assets in companies that were spun-off from or in tracking stocks of Liberty Media Corporation, as well as in companies that resulted from subsequent mergers of any such spin-offs or tracking stocks, and in public companies in which Liberty Media Corporation and its successor companies invest.” With respect to this statement:

i.	Please explain the types of securities in which the Fund intends to invest. (For example, will the Fund invest in equity securities or fixed income securities, and to what extent?)

Response: The Trust respectfully submits that the Media Mogul Fund will invest at least 80% of its net assets plus borrowings for investment purposes in equity securities.

ii.	For all such securities, please provide appropriate corresponding risk disclosure.

Response: The Trust respectfully submits that the current draft of the Principal Risks section already includes applicable risks factors (e.g., Equity Risk).

iii.	Please include a brief description of Liberty Media Corporation (and a more complete description in the Item 9 disclosure).

Response: The Trust respectfully submits that it will include the following language in response to the above comment: “Liberty Media Corporation was spun off from AT&T in August 2001, as an amalgamation of media and telecommunications related assets.  The company’s Chairman and largest shareholder since inception has been Dr. John C. Malone.  Since 2001, Liberty Media Corporation has engaged in a series of spin-offs, split offs, mergers and tracking stock issuances.”

iv.	Please explain what is meant by the term “companies…in tracking stocks.” In addition, please explain, in plain English, what is meant by the term “tracking stocks.”

Response: The Trust respectfully submits that the disclosure states that the Fund will invest in companies that were spun off from Liberty Media Corporation or in tracking stocks of Liberty Media Corporation. In order to clarify the meaning of tracking stocks, the Trust has revised the relevant disclosure to read: “tracking stocks issued by Liberty Media Corporation, as well as in companies that resulted from subsequent mergers of any such spin-offs or stocks that track performance of companies that resulted from subsequent mergers of any such spin-offs or tracking stocks, and in public companies in which Liberty Media Corporation and its successor companies invest. Tracking stocks are generally common stocks issued by a parent company that track performance of a particular division of a company without having claim on the assets of the division or the parent company.”

b.	Please describe what types of companies the Fund considers to be part of the “media industry.”

Response: The Trust respectfully submits that all references to “media industry” have been replaced with “the telecommunications, media, publishing, and entertainment industries”.

c.	While the strategy discussion states that the Fund will invest “primarily” in the “media industry,” the “Industry Risk” disclosure in the Principal Risks section states that the Fund will invest “a significant portion” in “the telecommunications, media, publishing, and entertainment industries….” Please address this apparent inconsistency.

Response: Please see response to comment number 16(b) above.

d.	Please explain to the staff why the Fund should not be considered to be “engaged in the distribution of the securities [of Liberty Media Corporation or its affiliates] within the meaning of section 2(11) of [the Securities Act]”. See rule 140 under the Securities Act (17 CFR 230.140).

Response: The Trust respectfully submits that it does not believe that the Medial Mogul Fund will be engaged in distribution of Liberty Media Corporation within the meaning of section 2(11) of the 1933 Act. The securities that the Media Mogul Fund will purchase are securities of publicly traded companies that have been publicly registered for sale to investors. It is submitted that the rationale for adoption of Rule 140 was to curb abuses in the underwriting of securities by persons whose primary business was the purchase and sale of securities, where the Commission had concerns that a co-issuer could avoid liability associated with publicly registering an offering of securities through the use of the issuer’s registered sale of its own securities. As noted above, because the securities which the Fund will purchase have been independently registered for public sale, the policy concerns that Rule 140 was designed to address are not present here. Furthermore, Section 2(11) defines an “underwriter” to be any person who “has purchased from an issuer or an affiliate of an issuer with a view to, or offers or sells for an issuer or an affiliate in connection with, the distribution of any security…” Section 2(11) makes clear that in order to meet the definition of an underwriter, the purchase of securities must be from an issuer or such sale must be for an issuer. Thus, in order for Rule 140 to apply the securities must be purchased from an issuer. This is not the case here: securities that the Fund will purchase will be purchased on a securities exchange and not be bought directly or indirectly from any issuer. Finally, as noted above, the Fund will not engage in a sale of securities for an issuer because each such issuer is already publicly offering its own securities to investors, including the Fund.

e.	Please describe the two factors described in the last sentence of the first paragraph in plain English. For example, please clarify what “event to surface value” means.

Response: The Trust has revised the applicable disclosure and it now reads: “The Adviser will weight these securities utilizing factors including, but not limited to: (i) attractiveness of a security’s valuation, and (ii) the potential for a catalyst or event that might surface underlying value in a particular security.”

f.	Please disclose whether the Fund’s investment objectives may be changed without shareholder approval.

Response: The Trust respectfully submits that the Media Mogul Fund’s investment objective is not fundamental and may be changed without shareholder approval. Applicable disclosure will be added.

Principal Risks (All Funds)

Comment 17: Derivatives Risk

a.	We note that the prospectus and Statement of Additional Information (“SAI”) appear to include conflicting disclosure with respect to investment in derivatives. For example, while the SAI disclosure applies to all Funds, only the All Cap Fund currently discloses such investments as a principal strategy (although the Fund does not include corresponding risk disclosure). We further note that, while the Media Mogul Fund does not discuss derivatives investment as a principal strategy, the investment restrictions in the SAI applicable to the Media Mogul Fund state that the limitation relating to purchase/sale of physical commodities states that it “shall not prevent the Fund from entering into, purchasing, or selling futures contracts….” (See SAI at p. 72.) Therefore, please clarify in the prospectus whether, and, if so, which Fund or Funds expect to invest in any type of derivative investment as a principal strategy.

Response: The Principal Investment Strategies section for the All Cap Fund has been revised to delete references to derivatives. The Funds currently do not anticipate investing in derivatives as part of each Fund’s principal investment strategy. The Trust further notes that to the extent each Fund invests in derivatives, such investment will not exceed 5% of each Fund’s assets. To the extent that changes in the future, each Fund will add applicable disclosure.

b.	For all Funds investing in any type of derivative investments as a principal strategy, please specify the types of derivatives in which the Fund intends to invest and the purpose for such investments (e.g., leverage, hedging). In addition, please include corresponding risk disclosure for such investments.

Response: The Trust respectfully submits that none of the Funds currently anticipate investing in derivatives as part of the Funds’ principal investment strategies. To the extent investing in derivatives becomes part of a Fund’s principal investment strategy the Trust will update the relevant disclosure at that time.

c.	Since the Funds may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: Derivatives are not part of the Funds’ principal investment strategies. Thus, the Trust respectfully submits that the guidance in the above referenced letter is not applicable to the Funds.

d.	To the extent that any Fund subject to the names rule may count derivatives to meet an 80% investment policy, please confirm supplementally that each such Fund will value derivatives at market value for purposes of the 80% test. Also, if a Fund counts derivatives for the 80% test, please disclose that fact in the principal investment strategy.

Response: The Trust confirms that, to the extent applicable, for purposes of the 80% investment policy, each Fund will value derivatives at market value. As noted above, the Funds do not currently anticipate investing in derivatives as part of the Funds’ principal investment strategies.

e.	If any Fund engages in total return swaps, please confirm that an appropriate amount of assets will be segregated. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response: Confirmed.

f.	The SAI disclosure indicates that the Funds will use credit default swaps. If the Funds will write credit default swaps, please confirm to the staff that the Funds will segregate the full notional amount of the credit default swap to cover such obligation.

Response: Confirmed.

Comment 18: Foreign Securities Risk

a.	If the Fund intends to invest in non-U.S. dollar denominated securities, please disclose that in the Principal Investment Strategies section and add corresponding risk disclosure in the Principal Risks section.

Response: Comment acknowledged and the Trust has made any necessary revisions to the Principal Investment Strategies and Principal Risks section for each applicable Fund.

b.	For all Funds that expect to invest in emerging markets securities as a principal investment strategy, please briefly discuss the special risks associated with investing in emerging markets. If the Fund does not expect to invest in such securities as part of its principal strategy, please delete reference to emerging markets from the risk disclosure.

Response: The Trust respectfully submits that it will describe risks associated with investing in emerging markets, to the extent applicable, and will remove references to emerging markets, to the extent such risk is not applicable to a Fund’s principal investment strategy.

Comment 19: Convertible Securities Risk

a.	Please review the principal investment strategy disclosure for each Fund to ensure that such Fund’s investment strategy warrants inclusion of this risk. For example, both the All Cap Fund and the Small and Mid Cap Value Fund discuss “Convertible Securities Risk,” but there is no corresponding strategy to invest in convertible securities disclosed for either of these two Funds.

Response: Comment acknowledged, and at this time, the Trust does not anticipate that any of the Funds will invest in convertible securities as part of each Fund’s principal investment strategy. To the extent that changes in the future, relevant disclosure will be added. Furthermore, the Trust has revised the applicable Principal Risks sections to delete references to Convertible Securities Risk.

b.	If any of the Funds invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos, and the characteristics of the CoCos, (e.g., credit quality and conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

Response: Comment acknowledged, and at this time, the Trust does not anticipate that any of the Funds will invest in CoCos as part of each Fund’s principal investment strategy. To the extent that changes in the future, relevant disclosure will be added.

Comment 20: Interest Rate Risk, Maturity Risk, and Credit Risk

a.	For any Fund that expects to invest in fixed income securities, please consider adding disclosure regarding risk factors discussed in IM Guidance 2016-02 and IM Guidance 2014-01 (addressing fixed income securities risk management and, specifically, disclosure of volatility risks).

Response: The Trust respectfully submits that to the extent applicable, each Fund will add applicable risk factors, as discussed in the abovementioned IM Guidance.

b.	For any Fund investing in debt securities, please include corresponding disclosure in the Principal Investment Strategies section concerning the Fund’s policy relating to average duration and its policy relating to average maturity. In addition, please explain in plain English what is meant by “duration.”

Response: Comment acknowledged, and to extent investing in debt securities is part of a Fund’s principal investment strategy, relevant disclosures will be made.

Comment 21: Low Credit Quality Risk. We note that there is inconsistent disclosure concerning this risk in two of the Funds covered by this prospectus. The Small and Mid Cap Value Fund includes investments in junk bonds as part of its principal investment strategy, but does not mention this corresponding risk. Conversely, the Equity Income Fund includes this risk, but has no corresponding strategy disclosure. Please review the principal strategies and risks for both of these Funds, as well as all other Funds covered by this prospectus, to ensure that disclosure of junk bond investments/risks is consistent and accurate.

Response: Comment acknowledged, and at this time, the Trust does not anticipate that any of the Funds will invest in junk bonds as part of each Fund’s principal investment strategy. To the extent that changes in the future, relevant disclosure will be added. Furthermore, the Trust has revised the applicable Principal Risks sections to delete references to Low Credit Quality Risk.

Comment 22: Merger Arbitrage Risk (Small and Mid Cap Value Fund only): There is no corresponding disclosure concerning merger arbitrage in the Principal Investment Strategies section of this Fund. Therefore, please either provide this disclosure, or, if merger arbitrage is not a principal strategy of the Fund, please delete this risk.

Response: The Trust respectfully submits that it has deleted the relevant risk.

Comment 23: Industry Risk (Media Mogul Fund only): Please see the staff’s comments above relating to apparent inconsistencies between the strategy disclosure for this Fund and the description of this risk. See Comment 16.d.

Response: Please see corresponding response above.

Performance

Comment 24: Please supplementally advise the staff which securities market index will be used as each Fund’s benchmark index.

Response: The Trust respectfully submits that the S&P 500 Index will be the applicable benchmark index for ESG Fund, All Cap Fund, Equity Income Fund and Media Mogul Fund, and S&P Completion Index will be the applicable benchmark for the Small and Mid Cap Value Fund.

Investment Objectives, Investment Strategies, and Related Risks

Comment 25: All Funds. Please provide a more complete discussion of the principal strategies of each fund as required by Item 9 of Form N-1A. See also IM Guidance Update 2014-08.

Response: The Trust has reviewed Item 9 of Form N-1A and IM Guidance Update 2014-08 and believes that the disclosure complies with Form requirements and the Guidance Update.

Comment 26: ESG Fund (p. 28). The strategy discussion states that the ESG Fund “may” use foreign securities as an investment technique. However, the summary strategy disclosure for this Fund indicates that investment in foreign securities will be part of the Fund’s principal strategy. Please resolve this apparent inconsistency.

Response: Please see response to comment number 12.

Additional Information about NextShares

Comment 27: How NextShares Compare with Mutual Funds (p. 35). For clarity, please re-define the terms “Authorized Participant,” “Creation Unit,” and “Basket” here, as the initial definitions occur several pages prior to this reference.

Response: The Trust has made the requested changes.

Comment 28: Please discuss the following risks in this section:

a.	Liquidity Risk: Please disclose that, in stressed market conditions, the market for the Shares may become less liquid in response to deteriorating liquidity in the markets for the Shares’ underlying portfolio holdings. Please also note that this adverse effect on liquidity for the Shares in turn could lead to differences between the market price of the Shares and the underlying value of those shares.

Response: The Trust has made the applicable revisions.

b.	Authorized Participant Related Risk: If any securities underlying the Shares are traded outside of a collateralized settlement system, please disclose that there are a limited number of financial institutions that may act as Authorized Participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those Authorized Participants exit the business or are unable to process creation and/or redemption orders and no other Authorized Participant is able to step forward to do so, there may be a significantly diminished trading market for the Shares. In addition, please note that this could in turn lead to differences between the market price of the Shares and the underlying value of the Shares.

Response: The Trust has made the applicable revisions.

Statement of Additional Information

Comment 29: Investment Strategies and Risks (General- All Funds)

a.	It is unclear from the summary disclosure in the prospectus which of the investment strategies discussed in the SAI are expected to be principal strategies of each Fund. (For example, while the SAI states that the Funds may invest in various types of derivatives, only one Fund (the All Cap Fund) includes investments in any type of derivatives (warrants) in its principal investment strategy discussion.) Therefore, please review the investment strategies discussed in this section, and clarify supplementally which of these strategies are expected to be principal strategies of each Fund. If principal, please include appropriate disclosure for such investments in each Fund’s summary strategy discussion and Item 9 disclosure, and ensure that corresponding risk disclosure for each investment is included.

Response: Comment acknowledged and to the extent applicable, the Trust will add appropriate disclosure to the Principal Investment Strategies section for a Fund, however, if a strategy will not be part of a Fund’s principal investment strategy then no further changes will be made.

b.	Please clarify in each Fund’s principal investment strategy discussion whether investment in nonconvertible debt securities is expected to be a principal investment strategy of the Fund. While the SAI disclosure for nonconvertible debt includes every Fund except the Media Mogul Fund, only the Small and Mid Cap Value Fund expressly includes such investments in its Principal Investment Strategies sections.

Response: The Trust respectfully submits that nonconvertible debt securities are not expected to be a part of the principal investment strategy for any of the Funds. As a result, the Trust has revised disclosure for the Small and Mid Cap Value Fund to delete references to nonconvertible debt in the Principal Investment Strategies section.

c.	The disclosure in the SAI states that each Fund has the ability to lend its securities. Please supplementally inform the staff whether the Funds anticipate doing so, and if so, identify to whom and under what terms the securities will be lent.

Response: The Trust respectfully submits that while each Fund has the ability to enter into securities lending arrangements, each Fund does not have any current plans to enter into such arrangements. To the extent a Fund decides to enter into a securities lending arrangement in the future, the Trust will make supplemental disclosures for such Fund, identifying with whom and under what terms the securities will be lent.

Comment 30: Investment Strategies and Risks/Asset-Backed and Mortgage-Backed Securities (p. 48). Please identify the types and amounts of asset-backed securities, including mortgage backed securities, in which the Funds may invest. In particular, please state whether the Funds will invest in entities that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act, such as collateralized loan obligations, collateralized debt obligations, or non-agency residential mortgage-backed securities, and if so, please identify the maximum amount of each such investment. We may have additional comments depending on your response.

Response: Each Fund does not currently anticipate investing in asset-backed securities, including mortgage-backed securities as part of its principal investment strategy.

Comment 31: Investment Strategies and Risks/Short Sale (p. 54): Please clarify whether short sales are a principal investment of any Fund, and if so, please include appropriate disclosure in the Principal Investment Strategies section of the relevant Fund. Please also confirm that short sales expenses are reflected in each such Fund’s fee table.

Response: The Media Mogul Fund may engage in short sales as part of the Fund’s principal investment strategy. As a result, the Trust has added the relevant disclosure. Furthermore, short sale expenses will be reflected in this Fund’s fee table.

Comment 32: Investment Restrictions (pp. 69-73)

a.	In the first paragraph of this section, please clarify in the last sentence that restrictions on borrowing apply on a continuous basis.

Response: The Trust respectfully submits that the current disclosure adequately describes restrictions applicable to borrowings. For example, with respect to the ESG Fund, the disclosure states that “the Fund may not borrow money or issue senior securities, except through reverse repurchase agreements or otherwise as permitted under the 1940 Act, as interpreted, modified, or otherwise permitted by regulatory authority.” Other Funds include similar language.

b.	Gabelli All Cap Fund (pp. 70-71): Please revise investment restriction #5, relating to borrowing restrictions, to identify the restrictions “set forth in this SAI” to which it refers.

Response: The Trust has revised investment restriction #5 to read: “Borrow money or issue senior securities, except through reverse repurchase agreements or otherwise as permitted under the 1940 Act, as interpreted, modified, or otherwise permitted by regulatory authority.”

c.	Media Mogul Fund (pp. 72-73): Please state the Fund’s policy on concentration of investments in the media industry group or group of industries.

Response: The Trust respectfully submits that the Media Mogul Fund anticipates concentrating in the telecommunications, media, publishing, and entertainment industries and has added investment restriction #7, which reads: the Fund may not “Invest 25% or more of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry other than the telecommunications, media, publishing, and entertainment industries. This restriction does not apply to investments in U.S. government securities.”

Part C

Comment 33: Signatures: Under Section 6(a) of the Securities Act, the signature page of a registration statement is required to be signed by the issuer (e.g., secretary), principal executive officer, principal financial officer (and, if different, principal accounting officer), and a majority of the directors or trustees. The signature page of the registration statement does not appear to comply with Section 6(a). Please conform the signature page accordingly in the next pre-effective amendment to the registration statement.

Response: The Trust respectfully submits that it will conform the signature page in the pre-effective amendment.

********

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for Paul Hastings LLP

cc: Mike Rosella, Paul Hastings LLP